EXHIBIT 99.1


                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                             Publicly Listed Company
                             CNPJ 28.152.650/0001-71


                         ANNOUNCEMENT OF A MATERIAL FACT




Espirito Santo Centrais Eletricas S.A. - Escelsa ("Escelsa"), today announced that EDP - Electricidade de Portugal, S.A., the Company's indirect controlling shareholder, initiated a public tender offer to acquire the total amount of Escelsa's outstanding 10% Senior Notes due 2007(the "Notes"). The Offer to Purchase and Consent Solicitation Statement ("Offer Notice") was filed today with the Depository Trust Company in New York.

Furthermore, the Offer Notice indicates that EDP - Electricidade de Portugal, S.A., holds the equivalent of US$151.58 million in Escelsa Notes that had been purchased in open market transactions.

Upon the termination of the Public Purchase Offer by EDP Electricidade de Portugal, S.A., or in the event of any other material development that occurs up to that time, Escelsa will disclose such information to the market by way of another public announcement.



                           Vitoria, November 20, 2002

                              Sergio Pereira Pires
                           Investor Relations Officer
                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA